UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 17 December 2010
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X                Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes                     No X

Issued by Harmony Gold
Mining Company Limited
17 December 2010
For more details contact:
Henrika Basterfield
Investor Relations Officer
+27 (0)82 759 1775 (cell)
+27 11 411 2314(office)
Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000
www.harmony.co.za
JSE:        HAR
NYSE:      HMY
ISIN No.:  ZAE000015228
Registration number:
1950/038232/06
Hidden Valley Joint Venture welcomes reaffirmation of constructive dialogue

Johannesburg, Friday 17 December 2010 Please find attached a release from
Hidden Valley Joint Venture welcoming a statement by the Member for Bulolo reaffirming the constructive dialogue process agreed on 6 December 2010 regarding landowner community concerns about sediment in the Watut River.

Hidden Valley Joint Venture is a 50:50 Joint Venture between Papua New Guinea subsidiaries of Harmony Gold Mining Company Limited and Newcrest Mining
Limited.

HIDDEN VALLEY SERVICES LIMITED
All correspondence to: PO Box 4015, Lae, Morobe Province, Papua New Guinea
T: +675 472 1703 F: +675 472 1705
16 December 2010
The Hidden Valley Joint Venture welcomes the Member for Bulolo’s announcement today reaffirming the constructive dialogue process jointly agreed and announced on 6 December 2010.

The Member today withdrew a writ lodged with the Lae register of the National Court of Papua New Guinea for alleged nuisance relating to Hidden Valley mine related sediment. The writ had been lodged but not served on the Joint Venturers.

The joint agreement, see attached, includes open sharing of information and the establishment of an expert technical advisory group to provide independent review of sediment related issues and related community concerns.

Hidden Valley Mine has a demonstrated track record of working with communities. A range of effective environmental and community programs are in place and ongoing.

These include voluntary payments made to communities along the Watut River for flood damage to crops and gardens, regardless of whether this was due to additional sediment run-off from mine construction activity or by natural events such as landslips and heavy rain. The Joint Venture has provided written assurance to the Member for Bulolo and his advisers that participating in the compensation process does not in any way infringe on the rights of individuals to claim further compensation beyond that which has already been paid. These compensation payments are nearing completion.

Importantly, at Hidden Valley Mine, all tailings from the processing of ore are stored permanently in an engineered Tailings Storage Facility. No tailings are discharged from our site.

Hidden Valley Joint Venture places a high value on responsible environmental stewardship, and on the relationship with our communities, and our 2000- strong workforce, most of whom are local people.

The Joint Venture remains committed to working with directly communities in a constructive and expeditious manner.

Media inquiries:
David Wissink
Ph: (675) 472 1703 ext 243
Mobile: (675) 7100 2406
Fax: (675) 472 1705
Email:
david.wissink@morobejv.com
HIDDEN VALLEY JOINT VENTURE WELCOMES REAFFIRMATION OF CONSTRUCTIVE
DIALOGUE PROCESS

Joint Media Release
6 December 2010
Expert technical advisory panel to review the Watut River System

Following representations to the Hidden Valley Joint Venture by the Member of Parliament for Bulolo Mr
Sam Basil who raised landowner community concerns, an expert technical advisory panel will review sediment and pollution issues affecting the Watut River.

The Panel will complement the existing regulatory processes and scrutiny of mining operations conducted by the PNG Government. It will likely include international specialists with best practice experience relevant to the PNG natural environment

In recent discussions with Mr Basil it was agreed that terms of reference and membership of the expert technical advisory panel would be determined with a view to finalising details at a meeting in January.
Regulators will be key participants in this meeting and in ongoing discussions.

It is envisaged the expert technical advisory panel will be briefed on both historic and current studies and will visit the mine site.

The Joint Venture has provided Mr Basil with a briefing on the environmental management and monitoring of sediment run-off from the mine along with background information and a number of studies.

The Joint Venturers said that the expert technical advisory panel would be a vehicle for the constructive resolution of sediment related issues in a transparent and cooperative forum.

The meeting also discussed the establishment of multi stakeholder panels to consider the broader future development of Morobe Province.

Background

The Hidden Valley Mine is operated by the Hidden Valley Mine Joint Venture (HVJV) a 50:50 Joint venture between Harmony Gold of South Africa and Newcrest Mining of Australia.

The Hidden Valley Mine is located near Wau and Bulolo in Morobe Province. It was officially opened in
September 2010.

The Hidden Valley Mine has a workforce of more than 2,000 people. 95 per cent are PNG Nationals and
50 per cent come from the local communities.

It is important to note that the Hidden Valley Mine has an engineered tailings storage facility and no mine processing residue, or tailings, is discharged into the river.

The mine related sediment in the river that has caused community concern was run-off from mine overburden and construction activities. The mine transitioned from construction to operation in October this year.

Mine sediment run-off is now significantly lower due to mitigation measures. These measures included ceasing of side casting of waste rock and overburden in September 2009, ongoing revegetation of exposed slopes and erosion control, and the storage of waste rock in engineered waste rock facilities.

Hidden Valley Mine has a demonstrated record of working with local communities.

The Hidden Valley Joint Venture has been making voluntary compensation payments to communities along the Watut River for flood damage to crops and gardens, regardless of whether this was due to additional sediment run-off from the mine construction activity or by natural events such as landslips and heavy rain.

A sustainable development program is bringing education support, agricultural skills, health programs and community facilities such as sanitation and water supplies, school classrooms, community halls and aid posts. These programs were developed in partnership with the local and provincial government and are aligned with their development programs.
Media inquiries contact:
Hidden Valley Joint Venture Member of Parliament for Bulolo
David Wissink
Ph: (675) 472 1703 ext 243
Mobile: (675) 7100 2406
Fax: (675) 472 1705
Email:
david.wissink@morobejv.com
Hon. Sam Basil, MP
Member of Parliament for Bulolo
Email:
vipersco@yahoo.com.au
Facebook:
www.facebook.com/profile.php?id=698071613

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: December 17, 2010
Harmony Gold Mining Company Limited
By: /s/ Hannes Meyer
Name: Hannes Meyer
Title: Financial Director